SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)1

US LEC Corp.

(Name of Issuer)

Class A Common Stock, $.01 par value

(Title of Class of Securities)

90331S 10 9

(CUSIP Number)

Anthony J. DiNovi

Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, Massachusetts 02110

(617) 227-1050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 50 Pages)

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90331S 10 9	Page 2 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas H. Lee Equity Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 4,306,819 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 4,306,819 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,306,819 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.27%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 90331S 10 9	Page 3 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas H. Lee Foreign Fund IV-B, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 418,292 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 418,292 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 418,292 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 90331S 10 9	Page 4 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas H. Lee Foreign Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 147,405 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 147,405 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,405 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.48%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 90331S 10 9	Page 5 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS THL Equity Advisors IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 4,872,517 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 4,872,517 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,872,517 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.09%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 90331S 10 9	Page 6 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 1997 Thomas H. Lee Nominee Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 56,920 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 56,920 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,920 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.18%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 90331S 10 9	Page 7 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas H. Lee Charitable Investment Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 27,996 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 27,996 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,996 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 90331S 10 9	Page 8 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Putnam Investment Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 70,841 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 70,841 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 70,841 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 90331S 10 9	Page 9 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS David V. Harkins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 15,158 shares of Class A Common Stock
8. SHARED VOTING POWER 1,701 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 16,860 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,860 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 10 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Scott A. Schoen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 11 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS C. Hunter Boll
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 12 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Scott M. Sperling
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 13 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Anthony J. DiNovi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 14 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas M. Hagerty
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 15 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Warren C. Smith, Jr.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 12,632 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 12,632 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,632 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 16 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Seth W. Lawry
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 5,259 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 5,259 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,259 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 17 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kent R. Weldon
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,506 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 3,506 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,506 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 18 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Terrence M. Mullen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,784 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,784 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,784 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 19 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Todd M. Abbrecht
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,784 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,784 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,784 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 20 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Robert Schiff Lee 1998 Irrevocable Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,578 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,578 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 90331S 10 9	Page 21 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Stephen Zachary Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,578 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,578 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,578 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 22 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Charles A. Brizius
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 2,114 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 2,114 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,114 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 23 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS The Harkins 1995 Gift Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,701 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,701 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,701 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 90331S 10 9	Page 24 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Thomas R. Shepherd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,495 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,495 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,495 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 25 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Charles W. Robins as Custodian for Jesse Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,289 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,289 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 26 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Charles W. Robins as Custodian for Nathan Lee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,289 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,289 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,289 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 27 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Charles W. Robins
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,031 shares of Class A Common Stock
8. SHARED VOTING POWER 2,578 shares of Class A Common Stock
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 3,609 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,609 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 28 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS James Westra
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,031 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,031 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 29 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Wendy L. Masler
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 1,031 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 1,031 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 30 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Andrew D. Flaster
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 876 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 876 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 876 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 31 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Scott L. Jaeckel
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 773 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 773 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 32 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Soren L. Oberg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 773 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 773 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 33 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Adam A. Abramson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 618 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 618 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 34 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Joanne M. Ramos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 618 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 618 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 35 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nancy M. Graham
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 618 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 618 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 36 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Gregory A. Ciongoli
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 618 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 618 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 37 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Wm. Matthew Kelly
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 618 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 618 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 618 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 38 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS P. Holden Spaht
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 361 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 361 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 39 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kevin F. Sullivan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 103 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 103 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 40 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Diane M. Barriere
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 103 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 103 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 103 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 90331S 10 9	Page 41 of 50 Pages

13D

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kim H. Oakley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 52 shares of Class A Common Stock
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 52 shares of Class A Common Stock

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52 shares of Class A Common Stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00%
14.	TYPE OF REPORTING PERSON IN

This Schedule 13D/A constitutes the third amendment to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2001 (“Initial Schedule 13D”) and amended by Amendment No. 1 and Amendment No. 2 filed by the Reporting Persons with the Securities and Exchange Commission on March 6, 2002 (“Amendment No. 1”) and February 28, 2003 (“Amendment No. 2”), respectively with respect to the Class A Common Stock of US LEC Corp. (the “Company”). Except as specifically amended by this Schedule 13D/A, the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, remains in full force and effect.

Information given in response to each item shall be deemed incorporated by reference in all other items.

Item 2.	Identity and Background.

(a) -(c) and (f). This statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (1) Thomas H. Lee Equity Fund IV, L.P., a Delaware limited partnership (“Equity Fund”); (2) Thomas H. Lee Foreign Fund IV, L.P., a Delaware limited partnership (“Foreign Fund”); (3) Thomas H. Lee Foreign Fund IV-B, L.P., a Delaware limited partnership (“Foreign Fund B”); (4) THL Equity Advisors IV, LLC, a Massachusetts limited liability company (“Advisors”); (5) Thomas H. Lee Charitable Investment Limited Partnership, a Massachusetts limited partnership (“Charitable Investment”); (6) certain parties affiliated with Thomas H. Lee Partners L.P., a Massachusetts limited partnership, who are set forth on Schedule A hereto (the “Affiliate Purchasers”); and (7) Putnam Investment Holdings, LLC, a Delaware limited liability company (“Putnam”). Equity Fund, Foreign Fund, Foreign Fund B, Charitable Investment, the Affiliate Purchasers and Putnam are referred to herein as the “THL Investors.”

The address of each of the Reporting Persons other than Putnam is c/o Thomas H. Lee Partners L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110. The address of Putnam is One Post Office Square, Boston, Massachusetts 02109.

Each of Equity Fund, Foreign Fund and Foreign Fund B is principally engaged in the business of investment in securities. Advisors is principally engaged in the business of serving as general partner of Equity Fund, Foreign Fund and Foreign Fund B. Charitable Investment is principally engaged in charitable giving supported by investments in securities. The Affiliate Purchasers are employed by, formerly employed by or affiliated with employees or former employees of Thomas H. Lee Partners, L.P. as indicated in Schedule B hereto. Putnam is principally engaged in the business of investment management.

Schedule B hereto sets forth information concerning other persons and entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) and (e). None of the Reporting Persons or any of their directors, officers or trustees has been convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors).

(Page 42 of 50 Pages)

None of the Reporting Persons or any of their directors, officers or trustees has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The THL Investors are parties to a Stock Purchase Agreement (the “Agreement”), dated as of April 11, 2000, previously filed with the Commission via EDGAR, by and among the Company and the Persons listed on Schedule 1 attached thereto. As of the date of the Agreement, the THL Investors purchased 100,000 shares of Series A Convertible Preferred Stock (the “Preferred Stock”). As of July 11, 2006, the THL Investors had received an additional shares of Preferred Stock through paid in kind dividends which accrue on a quarterly basis for a total amount of 145,095 shares of Preferred Stock.

The 145,095 shares of Preferred Stock held as of March 28, 2003 are presently convertible into 5,155,830 shares of Class A Common Stock (the “Class A Common Stock” or “Common Stock”) based on a purchase price of $1,000.00 and a conversion price of approximately $28.142. The Reporting Persons did not borrow any funds to effectuate the transaction whereby the Reporting Person received securities which are the subject of this filing on Schedule 13D/A. Each of Equity Fund, Foreign Fund, Foreign Fund B and Charitable Investment obtained funds to make the purchases described herein through capital contributions from their partners. The Affiliate Purchasers obtained funds from their personal accounts to make the purchases described herein. Putnam obtained funds to make the purchase described herein from working capital.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by the addition of the following:

On August 14, 2006, US LEC Corp. (“US LEC”) and PAETEC Corp. (“PAETEC”) announced that they have signed a definitive agreement to merge the two companies. US LEC, PAETEC, WC Acquisition Holdings Corp., a direct wholly-owned subsidiary of PAETEC (the “Company”), WC Acquisition Sub U Corp., a direct wholly-owned subsidiary of the Company (“Merger Sub U”), and WC Acquisition Sub P Corp., a direct wholly-owned subsidiary of the Company (“Merger Sub P”), entered into an Agreement and Plan of Merger, dated as of August 11, 2006 (the “Merger Agreement”), pursuant to which Merger Sub U would merge with and into US LEC (the “US LEC Merger”), with US LEC surviving as a direct wholly-owned subsidiary of the Company, and pursuant to which Merger Sub P would merge with and into PAETEC (the “PAETEC Merger” and, together with the US LEC Merger, the “Mergers”), with PAETEC surviving as a wholly-owned subsidiary of the Company. On or prior to completion of the Mergers, the Company will be renamed PAETEC Communications Corp.

(Page 43 of 50 Pages)

Concurrently with the execution of the Merger Agreement, US LEC, PAETEC, Bain Capital CLEC Investors, L.L.C. (“Bain”), the THL Investors, Richard T. Aab, Melrich Associates, L.P. and Tansukh V. Ganatra entered into a Preferred Stock Repurchase Agreement, dated as of August 11, 2006 (the “Repurchase Agreement”), pursuant to which, immediately prior to or as of the US LEC Merger, US LEC shall repurchase all outstanding shares of US LEC Preferred Stock, which are currently held by Bain and the THL Investors. The repurchase is conditioned, among other things, on the consummation of the Mergers. The Repurchase Agreement will terminate, among other things, if the Merger Agreement is terminated or if it is modified or amended in a manner materially adverse to Bain and the THL Investors. Under the Repurchase Agreement, Bain and the THL Investors have also agreed to vote all of their respective shares of common stock of US LEC in favor of the Merger Agreement and any other transactions specifically contemplated by the Merger Agreement.

Item 5.	Interest in Securities of the Company.

(a) and (b). By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by the members of the group as a whole. As of the date hereof, the Reporting Persons collectively own an aggregate of 145,095 shares of Preferred Stock, which is convertible into 5,155,830 shares or 14.34% of the Company’s outstanding Common Stock based on 30,793,154 shares outstanding as of May 12, 2006 based on representations made in the Company’s quarterly report for the quarter ending March 31, 2006 on Form 10-Q filed with the Securities and Exchange Commission on May 15, 2006 (the “Outstanding Shares”). Each of the Reporting Persons expressly disclaims beneficial ownership of those shares held by any other members of such group or of shares held individually by certain directors or executive officers of certain of the Reporting Persons, if any.

Charitable Investment and the Affiliate Purchasers acquired their shares of Preferred Stock as a co-investment required by the terms of the partnership agreements of Equity Fund, Foreign Fund and Foreign Fund B. Such agreements require that Charitable Investment and the Affiliate Purchasers hold and sell their Preferred Stock and the Common Stock into which such Preferred Stock converts on a pro rata basis with Equity Fund, Foreign Fund and Foreign Fund B.

Equity Fund has direct beneficial ownership of 4,306,819 shares of Common Stock pursuant to the Agreement, representing approximately 12.27% of the Outstanding Shares. Equity Fund has shared voting power with Advisors and shared dispositive power with respect to such shares.

Foreign Fund has direct beneficial ownership of 145,405 shares of Common Stock pursuant to the Agreement, representing approximately 0.48% of the Outstanding Shares. Foreign Fund has shared voting power with Advisors and shared dispositive power with respect to such shares.

Foreign Fund B has direct beneficial ownership of 418,292 shares of Common Stock pursuant to the Agreement, representing approximately 1.34% of the Outstanding Shares. Foreign Fund B has shared voting power with Advisors and shared dispositive power with respect to such shares.

(Page 44 of 50 Pages)

Charitable Investment has direct beneficial ownership of 27,996 shares of Common Stock pursuant to the Agreement, representing 0.09% of the Outstanding Shares. Charitable Investment has shared voting power with Foreign Fund B and shared dispositive power with respect to such shares.

The Affiliate Purchasers have direct beneficial ownership of the number of shares of Common Stock indicated on Schedule A hereto and have sole voting and shared dispositive power with respect to such shares except as described below. David V. Harkins may be deemed to share voting and dispositive power over shares held by The Harkins 1995 Gift Trust. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Harkins is, for the purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owner of such shares. Charles W. Robins may be deemed to share voting and dispositive power over shares held as custodian for Jesse Lee and Nathan Lee. The filing of this Schedule 13D/A shall not be construed as an admission that Mr. Robins is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of such shares.

Putnam has beneficial ownership of 70,841 shares of Common Stock pursuant to the Stock Purchase Agreement, representing approximately 0.23% of the Outstanding Shares. Putnam has sole voting and shared dispositive power with respect to such shares.

Advisors, as the general partner of Equity Fund, Foreign Fund and Foreign Fund B, may be deemed to share voting and dispositive power with respect to 4,872,517 shares of Common Stock beneficially owned by Equity Fund, Foreign Fund and Foreign Fund B, which represents approximately 14.09% of the Outstanding Shares. The filing of this Schedule 13D/A by Advisors shall not be construed as an admission that Advisors is, for the purpose of Section 13(d) of the Exchange Act, the beneficial owner of shares held by Equity Fund, Foreign Fund, and Foreign Fund B.

Neither the filing of this Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the shares other than those which such Reporting Person has acquired pursuant to the Agreement, as amended.

(c) The Preferred Stock conversion price changed from $30.0648 to $28.142 as of August 1, 2005 due to anti-dilution protections applicable to the Preferred Stock. As a result of the change in conversion price and the payment of paid in kind dividends, since the date of Amendment No. 2, the THL Investors have received an additional 27,300 shares of Preferred Stock, for a total amount of 145,095 shares of Preferred Stock held as of July 11, 2006.

(d) Not applicable.

(e) Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 31, 2006

THOMAS H. LEE EQUITY FUND IV, L.P.

By: THL Equity Advisors IV, LLC

By:	/s/ Anthony J. DiNovi
Name: Anthony J. DiNovi
Title: Managing Director

THOMAS H. LEE FOREIGN FUND IV, L.P.

By: THL Equity Advisors IV, LLC

By:	/s/ Anthony J. DiNovi
Name: Anthony J. DiNovi
Title: Managing Director

THOMAS H. LEE FOREIGN FUND IV-B, L.P.

By: THL Equity Advisors IV, LLC

By:	/s/ Anthony J. DiNovi
Name: Anthony J. DiNovi
Title: Managing Director

THL EQUITY ADVISORS IV, LLC

By: THL Equity Advisors IV, LLC

By:	/s/ Anthony J. DiNovi
Name: Anthony J. DiNovi
Title: Managing Director

THOMAS H. LEE CHARITABLE INVESTMENT

By: THL Equity Advisors IV, LLC

By:	/s/ Thomas H. Lee
Name: Thomas H. Lee
Title: President

(Page 46 of 50 Pages)

AFFILIATE PURCHASERS as listed on Schedule A to this to Schedule 13D/A pursuant to powers of attorney executed in favor of and granted and delivered to Anthony J. DiNovi and Kent R. Weldon

By:	/s/ Anthony J. DiNovi
Anthony J. DiNovi
Attorney-in-fact for all Affiliate Purchasers

PUTNAM INVESTMENT HOLDINGS, LLC

By:	/s/ William H. Woolverton
Name: William H. Woolverton
Title: Vice President and Clerk

(Page 47 of 50 Pages)

Schedule A

AFFILIATE PURCHASERS

Set forth below are the names of the Affiliate Purchasers that hold shares of Series A Preferred Stock of the Company. Opposite each name is the number of shares of Class A Common Stock beneficially owned by each of the Affiliate Purchasers by virtue of their holding shares of Series A Preferred Stock.

As of July 11, 2006
1997 Thomas H. Lee Nominee Trust	56,920
David V. Harkins	15,158
Scott A. Schoen	12,631
C. Hunter Boll	12,631
Scott M. Sperling	12,631
Anthony J. DiNovi	12,631
Thomas M. Hagerty	12,631
Warren C. Smith, Jr	12,631
Seth W. Lawry	5,259
Kent R. Weldon	3,506
Terrence M. Mullen	2,784
Todd M. Abbrecht	2,784
Robert Schiff Lee 1988 Irrevocable Trust	2,578
Stephen Zachary Lee	2,578
Charles A. Brizius	2,114
The Harkins 1995 Gift Trust	1,701
Thomas R. Shepherd	1,495
Charles W. Robins as Custodian for Jesse Lee	1,289
Charels W. Robins as Custodian for Nathan Lee	1,289
Charles W. Robins	1,031
James Westra	1,031
Wendy L. Masler	1,031
Andrew D. Flaster	876

(Page 48 of 50 Pages)

Scott L. Jaeckel	773
Soren L. Oberg	773
Adam A. Abramson	619
Joanne M. Ramos	619
Nancy M. Graham	619
Gregory A. Ciongoli	619
Wm. Matthew Kelly	619
P. Holden Spaht	361
Kevin F. Sullivan	103
Diane M. Barriere	103
Kim H. Oakley	52

(Page 49 of 50 Pages)

Schedule B

Each of the following individuals is a United States citizen and, with the exception of Warren C. Smith, Jr., Terrence M. Mullen, Thomas R. Shepherd, Stephen Zachary Lee, Jesse Lee, Nathan Lee, Charles W. Robins, James Westra, Wendy L. Masler, Andrew D. Flaster, Adam A. Abramson, Joanne M. Ramos, Nancy M. Graham, Gregory A. Ciongoli, Wm. Matthew Kelly, P. Holden Spaht, Kevin F. Sullivan, Diane M. Barriere and Kim H. Oakley, is employed by the Thomas H. Lee Partners, L.P., 100 Federal Street, 35th Floor, Boston, Massachusetts 02110: David V. Harkins, Scott A. Schoen, C. Hunter Boll, Scott M. Sperling, Anthony J. DiNovi, Thomas M. Hagerty, Warren C. Smith, Jr., Seth W. Lawry, Kent R. Weldon, Terrence M. Mullen, Todd M. Abbrecht, Stephen Zachary Lee, Charles A. Brizius, Thomas R. Shepherd, Jesse Lee, Nathan Lee, Charles W. Robins, James Westra, Wendy L. Masler, Andrew D. Flaster, Scott L. Jaeckel, Soren L. Oberg, Adam A. Abramson, Joanne M. Ramos, Nancy M. Graham, Gregory A. Ciongoli, Wm. Matthew Kelly, P. Holden Spaht, Kevin F. Sullivan, Diane M. Barriere and Kim H. Oakley.

Warren C. Smith, Jr., Terrence M. Mullen, Thomas R. Shepherd, Wendy L. Masler, Andrew D. Flaster, Adam A. Abramson, Joanne M. Ramos, Nancy M. Graham, Gregory A. Ciongoli, Wm. Matthew Kelly, P. Holden Spaht, Kevin F. Sullivan, Diane M. Barriere and Kim H. Oakley are former employees of the Thomas H. Lee Partners, L.P.

Charles W. Robins and James Westra are employed by Weil, Gotshal & Manges LLP, 101 Federal Street, Boston, Massachusetts 02110. Stephen Zachary Lee, Jesse Lee and Nathan Lee are not employed.

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